Zentek Provides Regulatory Update on

ZenGUARD™ Enhanced Air Filters

Guelph, ON - June 26, 2025 - Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company, reports that it has received a letter from Health Canada noting that Health Canada is considering  the classification of ZenGUARD™ Enhanced Air Filters and inviting Zentek to submit additional information regarding appropriate regulatory classification.

ZenGUARD™ Enhanced Air Filters were being assessed by the Health Canada Pest Management Regulatory Agency ("PMRA") for registration under the Pest Control Products Act.  On October 31, 2024, the Company announced that it had withdrawn its submission to PMRA for its ZenGUARD™ Enhanced Air Filters to pursue a more appropriate pathway to commercialization in Canada. Accordingly, on November 27, 2024, the Company announced its intention to market ZenGUARD™ Enhanced Air Filters as a Class I medical device under its existing MDEL, similar to its surgical masks.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to significantly increase the bacterial and viral filtration efficiency for surgical masks and aims to do the same with HVAC (heating, ventilation, and air conditioning) filters. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek, through its wholly owned subsidiary, Triera Biosciences Ltd., has a global exclusive licence to the aptamer-based platform technology developed by McMaster University, which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Email: rshacklock@zentek.com

306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.